

11015692

~~UNITED STATES~~
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 22 2011

Washington, DC
110

SEC FILE NUMBER

8-66137

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2010_____AND ENDING_____DECEMBER 31, 2010_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DONEGAL SECURITIES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
128447

20 WALNUT STREET
(No and Street)

WELLESLEY   MA   02481-2104
(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GILBERT MOREIRA   1-781-431-9421
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA   01950-2755
(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:
   XX Certified Public Accountant
      Public Accountant
      Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information
                        contained in this form are not required to respond unless the form displays
                        a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Gilbert Moreira</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Donegal Securities, Inc.</u>, as of <u>December 31, 2010</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
Notary Public   Signature

                                     _____
                                     Title

This report** contains (check all applicable boxes):
- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
-    (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
-    (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- X (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Donegal Securities, Inc.
Wellesley, MA

In planning and performing my audit of the financial statements of Donegal Securities, Inc. for the year ended December 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
January 26, 2011

Donegal Securities, Inc.

Audited Financial Statements

For The Year Ended December 31, 2010

Contents

Index
*****
***
*

                                                                    Page



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Board of Directors
Donegal Securities, Inc.
Wellesley, MA

I have audited the accompanying statement of financial condition of Donegal Securities, Inc. as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Donegal Securities, Inc. as of December 31, 2010 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
January 26, 2011

Donegal Securities, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Cash and cash equivalents	$ 71,188
Commissions receivable	146,500
Prepaid expenses	856
	$ 218,544
	=========

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable		$ 120,000
Accrued expenses payable		6,545
		126,545
Stockholder's Equity:		
Common stock, $1 par value, authorized,		
issued and outstanding 1,000 shares	1,000	
Additional paid-in capital	10,000	
Retained earnings	80,999	91,999
		$ 218,544
		=========

Donegal Securities, Inc.
Statement of Income
For The Year Ended December 31, 2010

Revenues	
Commissions income	$ 2,129,766
Interest income	360
	2,130,126
Expenses:	
Registered representative commissions	1,957,351
Regulatory fees	9,826
Consulting fees	7,293
Other expenses	15,494
	1,989,964
Net Income (Loss) before income taxes	140,162
Provision for income taxes	456
Net Income (Loss)	$ 139,706

Donegal Securities, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2010

	Common Shares	Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance - beginning of year	10,000	$ 1,000	$ 10,000	$ 41,293	$ 52,293
Net Income				139,706	139,706
Additions					
Distribution				100,000	100,000
Balance - end of year	10,000	$ 1,000	$ 10,000	$ 80,999	$ 91,999

Donegal Securities, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2010

Year To Date

Cash Provided from Operations

Net Income (Loss)	$ 139,706	
Adjustments		
Add:		
Prepaid FINRA Expense	706	
Commissions Payable	30,000	
Accrued Expenses Payable	1,545	
Less:		
Commissions Receivable	(31,500)	
Prepaid Expenses	(856)	
Income Tax Payable	(456)	
Cash from Operations		139,145
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Shareholder Distribution	(100,000)	
Financing Cash Flows		(100,000)
Cash Increase (Decrease)		39,145
Cash - Beginning of Year		
Cash Checking	1,354	
Cash Money Market	29,224	
Cash CRD	1,465	
Total Beginning of Year		(32,043)
Cash on Statement Date		($ 71,188)

Notes to Financial Statements
For the Year Ended December 31, 2010

1. NATURE OF BUSINESS

Donegal Securities, Inc. (the Company) is a closely held Massachusetts Corporation incorporated on June 4, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a memeber of the Financial Industry Regulatory Authority (FINRA). The Company is a service organization primarily engaged in providing advice and other services with respect to employee retirement plans. The Company's main office is located in Wellesley, Massachusetts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation, which taxes shareholders on their proportionate share of the Company's taxable income. Therefore, no provision for income taxes has been included in these financial statements other than the minimum tax required for S Corporations by the Commonwealth of Massachusetts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting and the cash method for tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2010 the company had approximately nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Commissions Receivable

Commissions receivable represent amounts due from mututal funds based on assets under investment. The amounts due were received during January 2011.

Revenue and Cost Recognition

The company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statement.

2. CASH FLOWS

Cash Paid for Interest and Income Taxes is as follows:

Interest	$ -
Income Taxes	$ 456

3. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

4. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $64,643 at December 31, 2010, which exceed required net capital of $5,000 by $59,643. The ratio of aggregate indebtedness to net capital at December 31, 2010 was 1.96 to 1.0.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

6. RELATED PARTY TRANSACTIONS

The majority of the commissions and consulting fee income received by the Company is generated through the assets under management from clients of the Kraematon Group, Inc. of which the sole shareholder has 100% interest. In addition, the Company has an expense sharing agreement with this company.

The Company has a contract with its sole shareholder, a registered sales representative, which allows it to pay substantially all commissions and consulting fees received by the Corporation to the shareholder/registered representative after payment of regulatory expenses.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 26, 2011, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Donegal Securities, Inc.
Schedule I
Computation of Net Capital
December 31, 2010

Total stockholder's equity $ 91,999

Deductions:
Nonallowable assets
    Commissions receivable   26,500
    Prepaid FINRA expense   856   27,356

Net capital   64,643

Less: Capital Requirement   5,000

Excess Capital $ 59,643
                                                                       =========
Aggregate Indebtedness $ 126,545
                                                                       =========
Ratio of Aggregate Indebtedness
  to Net Capital   1.96 to 1.0

There is no material difference between the audited net capital and
the unaudited net capital reported on the December 31, 2010 Focus
Report Part IIA.

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Donegal Securities, Inc.
As of 12/31/10

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such
exemption is based:

A. (k)
   (1)—Limited business (mutual funds and/or variable annuities only)   X 4550

B. (k)
   (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained   4560

C. (k)
   (2)(ii)--All customer transactions cleared through another broker-dealer
           on a fully disclosed basis   4570

   Name of clearing firm(s)
   Clearing Firm SEC#s   Name   Product Code
      8-_____   _____   _____ [4335B]
          [4335A]   [4335A2]
      8-_____   _____   _____ [4335D]
          [4335C]   [4335C2]
      8-_____   _____   _____ [4335F]
          [4335E]   [4335E2]
      8-_____   _____   _____ [4335H]
          [4335G]   [4335G2]
      8-_____   _____   _____ [4335I]
          [4335I]   [4335I2]

D. (k) (3) Exempted by order of the Commission   4580

Donegal Securities, Inc.

Supplemental SIPC Report

December 31, 2010



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Donegal Securities, Inc.
Board of Directors

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Donegal Securities, Inc. for the nine month period ended December 31, 2010. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2010 to December 31, 2010 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Donegal Securities, Inc. taken as a whole.

Harvey E. Karll CPA, P.C.
January 26, 2011

SIPC-7T   SECURITIES INVESTOR PROTECTION CORPORATION
          805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
                          202-371 - 8300
               Transitional Assessment Reconciliation
          (Read carefully the instructions in your Working Copy before completing this Form)

                    TO BE FILED BY ALL SIPC MEMBERS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in
   which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

 061137   FINRA   DEC 10   Note: If any of the information shown on the
                                       mailing label requires correction, please e-mail
 DONEGAL SECURITIES, INC.   any corrections to form@sipc.org and so indicate
                                       On the form filed.
 20 WALNUT STREET
                                       Name and telephone number of person to contact
 WELLESLEY, MA 02481-2104   respecting this form. Gil Moreira 781-431-9421

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ _____0

  B. Less payment made with SIPC-6 filed (exclude interest)   (_____)
        Date Paid   Amount

        _____ $_____

        _____ $_____   (_____856)

  C. Less prior year overpayment applied   (_____)

  D. Assessment balance due or (overpayment)   (_____856)

  E. Interest computed on late payment (see instruction E)
       for _____ days at 20% per annum   _____

  F. Total assessment balance and interest due (or overpayment carried forward) $(_____856)

  G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ _____0

  H. Overpayment carried forward $(_____856)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration
   number):

   _____

The SIPC member submitting this form and
The person by whom it is executed represent
Thereby that all information contained herein   Donegal Securities, Inc.
Is true, correct and complete.   (Name of Corporation, Partnership or other organization)

                                                  _____
                                                        (Authorized Signature)

Dated the 26th day of January , 20 11 .   Chief Compliance Officer
                                                  _____
                                                              (Title)
This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of
this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____ _____ _____
        Postmarked   Received   Reviewed
Calculations _____   Documentation _____   Forward Copy _____
Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____ 2,129,766

2b. Additions:

(1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a,   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

       Total additions   _____ 2,129,766

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____ 2,129,766

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

      _____   _____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)   _____

       Total deductions   _____ 2,129,766

2d. SIPC Net Operating Revenues $ _____ 0

2e. General Assessment @ .0025 $ _____ 0

(to page 1 but not less than $150 minimum)